

February 1, 2011

By Facsimile and U.S. Mail

Douglas Hirsch
Seneca Capital International Master Fund, L.P.
590 Madison Avenue, 28th Floor
New York, NY 10022

> **Re: Dynegy Inc.**
> **Amendment No. 2 to Schedule 14A**
> **Filed by Seneca Capital International Master Fund, L.P. et al.**
> **Filed January 27, 2011**
> **File No. 1-33443**

Dear Mr. Hirsch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Information about Seneca Capital, page 1

1. Please revise the first sentence and the proxy card to identify the Nominees as participants in the solicitation.

Reasons for the Consent Solicitation, page 4

2. We note your response to comment 16 in our letter dated January 10, 2011. Please revise the consent statement to briefly summarize the Credit Suisse commentary.

Proposal 2: Elect Two Directors, page 6

3. We note your response to comment six in our letter dated January 10, 2011. Please revise or provide support for the following statements:
   - That Canadian National Railway "rewarded investors with a total stockholder return of more than 500% compared to the S&P 500 return of 24% and the average total stockholder return of other North American Class I Railroads of 152%;" and
   - That US Power Gen "has driven compelling stockholder returns such that market expectations for current prices of the company's assets imply a two-to-three times return for US PowerGen founding investors."

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

4. Please revise the beneficial ownership table and Seneca's Schedule 13D, or advise us as to whether Seneca Capital beneficially owns the 500,000 shares of Dynegy stock owned by Mr. Harrison. It appears that Seneca and the Nominee have agreed to act together for the purpose of holding and voting the shares in order to approve the consent solicitation. Refer to Rules 13d-3 and 13d-5(b)(1).

Annex B: Certain Information Concerning the Participants in the Solicitation, page B-1

5. We note that Mr. Harrison owns 500,000 shares of Dynegy stock. Please revise to include all of the information required by Item 5, such as the dates and amounts of the purchases. Refer to Item 5(b)(1)(vi) of Schedule 14A.

6. We note that Mr. Hunter commits to own 300,000 shares of Dynegy stock during his tenure on the Dynegy board. Please revise to further describe this arrangement or understanding. Refer to Item 5(b)(1)(viii) of Schedule 14A. For example, revise to clarify whether the arrangement is a verbal, non-binding commitment to purchase up to 300,000 shares only if he is elected to the board.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Sean Wheeler, Esq.
         Latham & Watkins LLP